FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of February 2008	Commission file number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.
(Translation of Registrant’s name into English)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
México, D.F. 01210
(Address of principal office)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

             (Check One) Form 20-F  x  Form 40-F

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

             (Check One) Yes    No  x

        (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Stock Listing Information

Mexican Stock Exchange
Ticker: KOFL	2008 FOURTH-QUARTER AND FULL YEAR RESULTS

NYSE (ADR)
Ticker: KOF		Fourth Quarter			YTD

		2008	2007	Δ %	2008	2007	Δ %

Ratio of KOF L to KOF = 10:1	Total Revenues	22,752	18,361	23.9%	82,976	69,251	19.8%

	Gross Profit	10,460	9,011	16.1%	39,081	33,375	17.1%

	Operating Income	4,053	3,224	25.7%	13,695	11,486	19.2%

	Majority Net Income	585	1,932	-69.7%	5,598	6,908	-19.0%

	EBITDA(1)	4,953	3,923	26.3%	17,116	14,434	18.6%

	Net Debt (2)	12,382	11,374	8.9%

	(3) EBITDA/ Interest Expense, net				9.65	9.22

	(3) EBITDA/ Interest Expense				7.76	6.63

	Earnings per Share	0.32	1.05		3.03	3.74

	Capitalization(4)				26.5%	29.2%

	Expressed in million of Mexican pesos. Figures of 2007 are expressed with purchasing power as of December 31, 2007
	(1) EBITDA = Operating income + Depreciation + Amortization & Other operative Non-cash Charges.
	See reconciliation table on page 9 except for Earnings per Share
	(2) Net Debt = Total Debt - Cash
	(3) LTM figures
	(4) Total debt / (long-term debt + stockholders' equity)

Total revenues reached Ps. 22,752 million in the fourth quarter of 2008, an increase of 23.9% compared to the fourth quarter of 2007; the acquisition of Refrigerantes Minas Gerais (“Remil”) contributed approximately 35% of this growth.

Consolidated operating income grew 25.7% to Ps. 4,053 million for the fourth quarter of 2008 mainly driven by double-digit operating income growth recorded in our Mercosur and Latincentro divisions. Our operating margin reached 17.8% for the fourth quarter of 2008.

For Further Information:

Investor Relations
Consolidated majority net income decreased 69.7% to Ps. 585 million in the fourth quarter of 2008, mainly reflecting the devaluation of the Mexican peso as applied to our U.S. dollar-denominated debt, resulting in earnings per share of Ps. 0.32 in the fourth quarter of 2008.

Alfredo Fernández
alfredo.fernandez@kof.com.mx
(5255) 5081-5120 / 5121
Mexico City (February 25, 2009), Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest Coca-Cola bottler in Latin America and the second-largest Coca-Cola bottler in the world in terms of sales volume, announces results for the fourth quarter of 2008.

"Despite of facing a challenging economic environment and pressures in our U.S. dollar-denominated raw material cost, our company delivered solid volume, revenue, and EBITDA growth for the quarter. Revenue-management and multi-segmentation strategies across our territories, combined with the acquisitions we made during the year, drove our operations’ top-and bottom-line growth. The successful integration of the Remil franchise territory in Brazil, the acquisition of the Agua de los Angeles jug water business in the Valley of Mexico and the consolidation of the Jugos del Valle line of business, specially in Mexico and Colombia, provided new avenues of growth for the company. This year, turbulent market and economic conditions present our company with the challenge of continuing to work relentlessly-without losing our focus-to achieve our goals. Our business is in a significantly better position to capture the opportunities that lie ahead in the beverage industry." said Carlos Salazar Lomelin, Chief Executive Officer of the Company.

Gonzalo García
gonzalojose.garciaa@kof.com.mx
(5255) 5081-5148

Roland Karig
roland.karig@kof.com.mx
(5255) 5081-5186

Website:
www.coca-colafemsa.com

February 25, 2009	Page 1

CONSOLIDATED FOURTH QUARTER 2008 RESULTS

Until December 31, 2007, we applied inflationary accounting for all of our operations. Beginning January 1, 2008, in accordance with changes in the Mexican Financial Reporting Standards related to inflation effects, we discontinued inflation accounting for our subsidiaries in Mexico, Guatemala, Panama, Colombia and Brazil. For the rest of our subsidiaries (Argentina, Venezuela, Costa Rica and Nicaragua) we will continue applying the inflationary accounting method. The figures for 2007 are stated in Mexican pesos with purchasing power at December 31, 2007 (instead of being restated as of December 31, 2008 as would have been the case under the previous methodology) taking into account local inflation of each country with reference to the consumer price index and converted from local currency to Mexican pesos using the official exchange rate of December 31, 2007 published by the local central bank of each country.

Beginning with the first quarter of 2008, we decided to align our quarterly disclosure based on the way we manage the business. We have regrouped our operations into three divisions: (i) Mexico division, (ii) Latincentro division, which is comprised of the territories we operate in Colombia, Venezuela, Guatemala, Nicaragua, Costa Rica and Panama, and (iii) Mercosur division, which is comprised of the territories we operate in Brazil and Argentina.

Our consolidated total revenues increased 23.9% to Ps. 22,752 million in the fourth quarter of 2008, compared to the fourth quarter of 2007, as a result of increases in all of our divisions. Pricing and volume growth accounted for more than 40% of incremental revenues. The consolidation of Refrigerantes Minas Gerais, Ltda. (“Remil”) in Brazil contributed approximately 35% of incremental revenues for the quarter and a positive exchange rate translation effect provided the balance.

Total sales volume increased 7.4% to 599.8 million unit cases in the fourth quarter of 2008 as compared to the same period of 2007; excluding Remil, total sales volume increased 1.8% mainly driven by incremental volumes from brand Coca-Cola, our bottled water business and still beverages. Still beverages sales volume grew more than 120%, mainly driven by volumes from the Jugos del Valle brand in our Mexico division, accounting for more than 80% of incremental volumes in this category. Bottled water, including bulk water, represented the balance growing more than 6%, mainly driven by the consolidation of the Agua de Los Angeles business in Mexico.

Our gross profit increased 16.1% to Ps. 10,460 million in the fourth quarter of 2008, compared to the fourth quarter of 2007. Cost of goods sold increased 31.5% mainly driven by (i) the devaluation of the local currencies in our main operations as applied to our U.S. dollar-denominated raw material cost; (ii) higher year-over-year sweetener costs outside of our Mexico division; and (iii) lower profitability from the Jugos del Valle line of business, as expected this year in Mexico. Gross margin reached 46.0% in the fourth quarter of 2008 as compared to 49.1% in the same period of 2007.

Our consolidated operating income increased 25.7% to Ps. 4,053 million in the fourth quarter of 2008, mainly driven by double-digit operating income growth in our Latincentro and Mercosur divisions. Our operating margin was 17.8% in the fourth quarter of 2008, an increase of 20 basis points. Revenue growth, lower administrative and marketing expenses and operating leverage more than compensated for higher cost of goods sold.

During the fourth quarter of 2008, we recorded Ps. 426 million in the other expenses line. These expenses were mainly driven by (i) the write off of some fixed assets related to the closing of one of our production facilities in Mexico, in addition to the one previously mentioned in the third quarter press release, (ii) the loss on sale of some fixed assets and (iii) employee profit sharing recorded in the other expenses line, in accordance with the Mexican Financial Reporting Standards.

Our integral result of financing in the fourth quarter of 2008 recorded an expense of Ps. 2,823 million as compared to Ps. (162) million in the same period of 2007, mainly due to a higher foreign exchange expense driven by the devaluation of the Mexican peso as applied to our U.S. dollar-denominated debt.

During the fourth quarter of 2008, income tax, as a percentage of income before taxes, was 17.8% as a result of the cancellation of an allowance recorded in previous periods, related to tax credits in some of our operations.

Our consolidated majority net income decreased by 69.7% to Ps. 585 million in the fourth quarter of 2008 as compared to the fourth quarter of 2007, mainly reflecting the devaluation of the Mexican peso as applied to our U.S. dollar-denominated debt. Earnings per share (EPS) were Ps. 0.32 (Ps 3.17 per ADR) computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares).

October 23, 2008	Page 3

BALANCE SHEET

As of December 31, 2008, Coca-Cola FEMSA had a cash balance of Ps. 6,192 million including US$ 209 million in US dollar-currency, a decrease of Ps. 1,350 million compared to December 31, 2007, mainly as a result of cash used in the acquisitions of Remil and Agua de los Angeles.

Total short-term debt was Ps. 6,119 million and long-term debt was Ps. 12,455 million. Total debt decreased Ps. 342 million compared with year end 2007 mainly as a result of the maturities of our “Certificados Bursátiles” in April and July 2008. Net debt increased approximately Ps. 1,008 million compared to year end 2007, mainly as a result of cash used in the Remil and Agua de Los Angeles acquisition. KOF’s total debt balance includes U.S. dollar-denominated debt in the amount of US$ 712 million (1).

The weighted average cost of debt for the quarter was 7.75% . The following charts set forth the Company’s debt profile by currency and interest rate type and by maturity date as of December 31, 2008:

Currency	% Total Debt(1)	% Interest Rate
		Floating(1)(2)

Mexican pesos	34.6%	79.8%
U.S. dollars	50.3%	64.6%
Colombian pesos	8.9%	100.0%
Venezuelan bolivars	1.9%	0.0%
Argentine pesos	4.3%	47.5%

(1) After giving effect to cross-currency swaps and interest rate swaps.
(2) Calculated by weighting each year’s outstanding debt balance mix.

Debt Maturity Profile

Maturity Date	2009	2010	2011	2012	2013	2014 +

% of Total Debt	32.8%	10.3%	0.0%	21.3%	12.8/%	22.8%

As of February 24, 2009 our cash balance was the equivalent of US$ 651 million including US$ 360 million in US dollar-currency and the proceeds of the bond offering made on January 28, 2009. These funds, in addition to the cash generation during the year, are sufficient to meet our maturities coming due in July of 2009, as well as other operating needs.

Consolidated Cash Flow

Expressed in million of Mexican pesos (PS.) and U.S. dollars (USD) as of December 31, 2008

	Jan - Dec 2008
	Ps.	USD

Consolidated Net Income	5,826	421
Non cash charges to net income	7,267	525

	13,093	946
Change in working capital	(377)	(27)

Resources Generated by Operating Activities	12,716	919

Total Investments	(9,153)	(662)
Dividends paid	(945)	(68)
Debt decrease and interest paid	(3,677)	(266)

Increase in cash and cash equivalents	(1,059)	(77)

Cash and cash equivalents at begining of period	7,542	545
Translation Effect	(291)	(21)
Cash and cash equivalents at end of period	6,192	447

The difference between the reduction in debt of the balance sheet and the debt decrease in nominal terms presented in the cash flow is related to the foreign exchange impact, presented separately as translation effect, in accordance with the Mexican Financial Reporting Standards related to cash flow.

February 25, 2009	Page 3

MEXICO DIVISION OPERATING RESULTS

In November 2007, Coca-Cola FEMSA together with The Coca-Cola Company acquired 100% of Jugos del Valle, S.A.B. de C.V. As of February 2008, we and the rest of the Coca-Cola bottlers are distributing the Jugos del Valle portfolio in our respective territories through the traditional channel. Volume, average price per unit case, cost of goods sold and operating expenses related to these products are recorded in our consolidated and Mexico division operating results.

Revenues

Total revenues from our Mexico division increased 4.5% to Ps. 8,450 million in the fourth quarter of 2008, as compared to the same period of the previous year. Incremental volumes accounted for the majority of incremental revenues during the quarter. Average price per unit case increased to Ps. 29.73, a 0.5% increase, as compared to the fourth quarter of 2007, reflecting higher average prices per unit case from our growing still beverage portfolio that were partially offset by lower average prices per unit case in sparkling flavors and higher volumes of brand Coca-Cola in multiserve presentations. Excluding bulk water under the brands Ciel and Agua de los Angeles, our average price per unit case was Ps. 34.75, a 1.7% increase as compared to the same period of 2007.

Total sales volume increased 3.9% to 282.9 million unit cases in the fourth quarter of 2008, as compared to the fourth quarter of 2007, resulting from incremental volumes in the still beverage category, increasing almost four times, driven by the Jugos del Valle product line and more than 8% volume growth in our bottled water business which more than compensated for a sales volume decline of 1.6% in sparkling beverages, which decline was driven mainly by flavored sparkling beverages.

Operating Income

Our gross profit decreased 1.6% to Ps. 4,287 million in the fourth quarter of 2008 as compared to the same period of 2007. Cost of goods sold increased 11.5% as a result of (i) lower profitability from the Jugos del Valle line of business, as expected this year, (ii) the devaluation of the Mexican peso as applied to our U.S. dollar-denominated raw material cost and (iii) the second stage of the concentrate increase, that offset lower year-over-year cost of sweeteners and resin. Gross margin decreased from 53.8% in the fourth quarter of 2007 to 50.7% in the same period of 2008.

Operating income increased 7.0% to Ps. 1,840 million in the fourth quarter of 2008, compared to Ps. 1,719 million in the same period of 2007, as a result of revenue growth and lower selling expenses, which more than compensated for higher cost of goods sold. Our operating margin was 21.8% in the fourth quarter of 2008, an increase of 50 basis points as compared to the same period of 2007.

February 25, 2009	Page 4

LATINCENTRO DIVISION OPERATING RESULTS (Colombia, Venezuela, Guatemala, Nicaragua, Costa Rica and Panama)

During this quarter Coca-Cola FEMSA continued to distribute Jugos del Valle in Colombia, Costa Rica, Panama and Nicaragua. Volume, average price per unit case, cost of goods sold and operating expenses related to these products are recorded in our consolidated and Latincentro division operating results.

Revenues

Total revenues reached Ps. 7,557 million in the fourth quarter of 2008, an increase of 34.1% as compared to the same period of 2007. Higher average price per unit case accounted for more than 40% of incremental revenues and a positive translation effect represented the balance. Excluding this translation effect, our Latincentro division revenues would have increased 14.1% .

Total sales volume in our Latincentro division decreased 2.6% to 139.9 million unit cases in the fourth quarter of 2008, as compared to the same period of 2007. Volume decline was mainly driven by a decrease in volumes in Venezuela due to operating disruptions in the month of December, that was partially offset by volume increases from sparkling beverages in Colombia and incremental volumes from the Jugos del Valle line of business in Colombia and Central America.

Operating Income

Gross profit reached Ps. 3,120 million, an increase of 23.2% in the fourth quarter of 2008, as compared to the same period of 2007, Cost of goods sold increased 42.9% mainly driven by the depreciation of the Colombian peso as applied to our U.S. dollar-denominated packaging costs and higher sweetener costs across the division. Gross margin decreased from 44.9% in the fourth quarter of 2007 to 41.3% in the same period of 2008, a decrease of 360 basis points.

Our operating income increased 43.1% to Ps. 983 million in the fourth quarter of 2008, compared to the fourth quarter of 2007, as a result of operating leverage achieved by higher revenues combined with lower marketing expenses in Colombia and Central America, which more than compensated for higher labor costs in Venezuela. Our operating margin reached 13.0% in the fourth quarter of 2008, resulting in an 80 basis points expansion as compared to the same period of 2007.

February 25, 2009	Page 5

MERCOSUR DIVISION OPERATING RESULTS (Brazil and Argentina)

As of June 2008, Coca-Cola FEMSA is including the Remil operations in its Mercosur division. Volume and average price per unit case exclude beer results.

Revenues

Net revenues increased 44.7% to Ps. 6,634 million in the fourth quarter of 2008, as compared to the same period of 2007. Excluding beer, which accounted for Ps. 646 million during the quarter, net revenues increased 44.1% to Ps. 5,988 million, compared to the same period of 2007. The acquisition of Remil accounted for more than 70% of this growth and higher average prices per unit case and volume growth accounted for the balance. Excluding a negative impact from currency translation, our Mercosur division revenues would have increased 48.0%

Sales volume, excluding beer, increased 24.1% to 177.0 million unit cases in the fourth quarter of 2008, as compared to the fourth quarter of 2007, mainly driven by the acquisition of Remil. Sales volume, excluding Remil and beer, increased 2.2% to reach 145.7 million unit cases. Sparkling beverages volume growth accounted for almost 50% of these incremental volumes, mainly driven by brand Coca-Cola; bottled water in Brazil and still beverages in Argentina provided the balance.

Operating Income

In the fourth quarter of 2008, our gross profit increased 43.7% to Ps. 3,053 million, as compared to the same period of the previous year. Cost of goods sold increased 47.0% driven by the devaluation of the local currencies as applied to our U.S. dollar-denominated raw material cost combined with higher sweetener cost in Brazil, as compared to the same period of last year. Our Mercosur division gross margin decreased 50 basis points to 45.3% in the fourth quarter of 2008.

Operating income increased 50.4%, reaching Ps. 1,230 million in the fourth quarter of 2008, as compared to Ps. 818 million in the same period of 2007. Operating leverage achieved by higher revenues more than compensated for (i) higher expenses related to expansion in our cooler coverage, (ii) the renewal of our distribution fleet in Brazil and (iii) higher labor and freight costs in Argentina. Our operating margin was 18.2% in the fourth quarter of 2008, an increase of 60 basis points as compared to the fourth quarter of 2007.

February 25, 2009	Page 6

SUMMARY OF FULL YEAR RESULTS

Our consolidated total revenues increased 19.8% to Ps. 82,976 million in 2008, as compared to 2007, as a result of growth in all of our divisions. The Latincentro division accounted for more than 45% of the growth, the acquisition of Remil contributed more than 20% of incremental revenues; Mexico and the Mercosur division, excluding Remil, represented the balance.

Total sales volume increased 5.8% to 2,242.8 million unit cases in 2008, as compared to the previous year. Excluding Remil, total sales volume increased 2.6% to reach 2,176.7 million unit cases; sparkling beverage sales accounted for close to 20% of these incremental volumes and our water business and still beverages represented the balance.

Our gross profit increased 17.1% to Ps. 39,081 million in 2008, as compared to the previous year, driven by gross profit growth across all of our divisions. Cost of goods sold increased 22.4% as a result of cost pressures related to the devaluation of local currencies in our main operations as applied to our U.S. dollar-denominated raw material costs and lower profitability from the Jugos del Valle line of business in Mexico, as expected this year. Gross margin reached 47.1% during 2008, a decrease of 110 basis points as compared to the same period of 2007.

Our consolidated operating income increased 19.2% to Ps. 13,695 million in 2008, as compared to 2007. Our Mercosur and Latincentro divisions accounted for close to 90% of this growth. Our operating margin remained almost flat at 16.5% in 2008.

Our consolidated majority net income was Ps. 5,598 million in 2008, a decrease of 19.0% compared to 2007, mainly reflecting the depreciation of the Mexican peso as applied to our U.S. dollar-denominated debt. EPS was Ps. 3.03 (Ps. 30.32 per ADR) in 2008, computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares).

February 25, 2009	Page 7

RECENT DEVELOPEMENTS

• On January 29, 2009, Coca-Cola FEMSA successfully issued Ps. 2,000 million in 1.1 year “Certificados Bursátiles” at a yield of 28-day TIIE plus 80 basis points. The proceeds from this issuance were used to bolster existing cash reserves and complement expected free cash flow.

• On February 6, 2009 – Coca-Cola FEMSA and The Coca-Cola Company received an approval from the Colombian anti-trust authorities to jointly acquire the Brisa bottled water business (including the Brisa brand and production assets) from Bavaria, a subsidiary of SABMiller. This transaction, which we expect to close soon, will enable us to increase our presence in the water business and complement our portfolio. Brisa sold 47 million unit cases in 2008 in Colombia.

CONFERENCE CALL INFORMATION

Our fourth-quarter 2008 Conference Call will be held on: February 25, 2009, at 11:00 A.M. Eastern Time (10:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 866-700-7477 or International: 617-213-8840. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com If you are unable to participate live, an instant replay of the conference call will be available through March 03, 2009. To listen to the replay, please dial: Domestic U.S.: 888-286-8010 or International: 617-801-6888. Pass code: 69810319.

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and southeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias and Minas Gerais) and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, beer and other beverages in some of these territories. The Company has 31 bottling facilities in Latin America and serves over 1,600,000 retailers in the region. The Coca-Cola Company owns a 31.6% equity interest in Coca-Cola FEMSA.

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance and should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control that could materially impact the Company’s actual performance.

References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

U.S. dollar amounts in this report, solely for the convenience of the reader, have been translated from Mexican pesos at the noon day buying rate for pesos as published by the Federal Reserve Bank of New York at December 31, 2008, which exchange rate was Ps. 13.8320 to US$ 1.00. The exchange rate considered to translate Mexican Pesos into U.S. dollars at February 24, 2009 was Ps. 14.8230 to US$ 1.00.

(6 pages of tables to follow)

February 25, 2009	Page 8

Consolidated Income Statement

Expressed in million of Mexican pesos(1), figures of 2007 are expresed with purchasing power as of December 31, 2007

	4Q 08%	Rev	4Q 07	% Rev	Δ%	YTD 08%	Rev	YTD 07%	Rev	Δ%

Volume (million unit cases) (2)	599.8		558.4		7.4%	2,242.8		2,120.8		5.8%
Average price per unit case (2)	36.59		31.94		14.6%	35.93		31.95		12.5%

Net revenues	22,597		18,263		23.7%	82,468		68,969		19.6%
Other operating revenues (5)	155		98		58.2%	508		282		80.1%

Total revenues	22,752	100%	18,361	100%	23.9%	82,976	100%	69,251	100%	19.8%
Cost of sales	12,292	54.0%	9,350	50.9%	31.5%	43,895	52.9%	35,876	51.8%	22.4%

Gross profit	10,460	46.0%	9,011	49.1%	16.1%	39,081	47.1%	33,375	48.2%	17.1%

Operating expenses	6,407	28.2%	5,787	31.5%	10.7%	25,386	30.6%	21,889	31.6%	16.0%

Operating income	4,053	17.8%	3,224	17.6%	25.7%	13,695	16.5%	11,486	16.6%	19.2%

Other expenses, net	426		178		139.3%	1,831		701		161.2%

Interest expense	515		485		6.2%	2,207		2,178		1.3%
Interest income	65		152		-57.2%	433		613		-29.4%

Interest expense, net	450		333		35.1%	1,774		1,565		13.4%
Foreign exchange loss (gain)	1,501		(27)		-5659.3%	1,477		(99)		-1591.9%
(Gain) on monetary position in Inflationary subsidiries	36		(423)		-108.5%	(658)		(1,006)		-34.6%
Market value loss (gain) on inefective derivative instruments	836		(45)		-1957.8%	959		(114)		-941.2%

Integral result of financing	2,823		(162)		-1842.6%	3,552		346		926.6%

Income before taxes	804		3,208		-74.9%	8,312		10,439		-20.4%

Taxes	143		1,228		-88.4%	2,486		3,336		-25.5%

Consolidated net income	661		1,980		-66.6%	5,826		7,103		-18.0%

Majority net income	585	2.6%	1,932	10.5%	-69.7%	5,598	6.7%	6,908	10.0%	-19.0%

Minority net income	76		48		58.3%	228		195		16.9%

Operating income	4,053	17.8%	3,224	17.6%	25.7%	13,695	16.5%	11,486	16.6%	19.2%
Depreciation	640		509		25.7%	2,528		2,050		23.3%
Amortization and other operative non-cash charges (3)	260		190		36.8%	893		898		-0.6%

EBITDA (4)	4,953	21.8%	3,923	21.4%	26.3%	17,116	20.6%	14,434	20.8%	18.6%

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results
(3) Includes returnable bottle breakage expense.
(4) EBITDA = Operating Income + depreciation, amortization & other operative non-cash charges.
(5) Since november 2007, we integrated Complejo Industrial CAN, S.A. (CICAN) a can bottling facility in Argentina. Since June 2008, we integrated Minas Gerais (Remil) in Brazil.

February 25, 2009	Page 9

Consolidated Balance Sheet

Expressed in million of Mexican pesos, figures of 2007 are expresed with purchasing power as of December 31, 2007

Assets		Dec 08		Dec 07

Current Assets
Cash and cash equivalents	Ps.	6,192	Ps.	7,542
Total accounts receivable		5,240		4,706
Inventories		4,313		3,418
Prepaid expenses and other		2,239		1,792

Total current assets		17,984		17,458

Property, plant and equipment
Bottles and cases		1,622		1,175
Property, plant and equipment		50,925		44,140
Accumulated depreciation		(24,388)		(21,682)

Total property, plant and equipment, net		28,159		23,633

Investment in shares		1,797		1,476
Deferred charges, net		1,246		1,255
Intangibles assets and other assets		48,772		43,356

Total Assets	Ps.	97,958	Ps.	87,178

Liabilities and Stockholders' Equity		Dec 08		Dec 07

Current Liabilities
Short-term bank loans and notes	Ps.	6,119	Ps.	4,814
Interest payable		267		274
Suppliers		7,790		6,100
Other current liabilities		7,018		5,009

Total Current Liabilities		21,194		16,197

Long-term bank loans		12,455		14,102
Pension plan and seniority premium		936		993
Other liabilities		5,757		5,105

Total Liabilities		40,342		36,397

Stockholders' Equity
Minority interest		1,703		1,641
Majority interest:
Capital stock		3,116		3,116
Additional paid in capital		13,220		13,333
Retained earnings of prior years		34,346		27,930
Net income for the period		5,598		6,908
Cumulative results of holding non-monetary assets		(367)		(2,147)

Total majority interest		55,913		49,140

Total stockholders' equity		57,616		50,781

Total Liabilities and Equity	Ps.	97,958	Ps.	87,178

February 25, 2009	Page 10

Mexico Division
Expressed in million of Mexican pesos(1), figures of 2007 are expresed with purchasing power as of December 31, 2007

	4Q 08%	Rev	4Q 07%	Rev	%	4Q 08%	Rev	4Q 07%	Rev	%

Volume (million unit cases)	282.9		272.2		3.9%	1,149.0		1,110.4		3.5%
Average price per unit case	29.73		29.57		0.5%	29.30		29.18		0.4%

Net revenues	8,411		8,048		4.5%	33,665		32,399		3.9%
Other operating revenues	39		41		-4.9%	134		154		-13.0%

Total revenues	8,450	100.0%	8,089	100.0%	4.5%	33,799	100.0%	32,553	100.0%	3.8%
Cost of sales	4,163	49.3%	3,734	46.2%	11.5%	16,484	48.8%	15,547	47.8%	6.0%

Gross profit	4,287	50.7%	4,355	53.8%	-1.6%	17,315	51.2%	17,006	52.2%	1.8%

Operating expenses	2,447	29.0%	2,636	32.6%	-7.2%	10,600	31.4%	10,567	32.5%	0.3%

Operating income	1,840	21.8%	1,719	21.3%	7.0%	6,715	19.9%	6,439	19.8%	4.3%
Depreciation, amortization & other operative non-cash charges (2)	446	5.3%	358	4.4%	24.6%	1,671	4.9%	1,621	5.0%	3.1%

EBITDA (3)	2,286	27.1%	2,077	25.7%	10.1%	8,386	24.8%	8,060	24.8%	4.0%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.

Latincentro Division
Expressed in million of Mexican pesos(1) figures of 2007 are expresed with purchasing power as of December 31, 2007

	4Q 08%	Rev	4Q 07%	Rev	%	4Q 08%	Rev	4Q 07%	Rev	%

Volume (million unit cases)	139.9		143.6		-2.6%	537.2		534.9		0.4%
Average price per unit Case	53.99		39.21		37.7%	52.00		40.18		29.4%

Net revenues	7,552		5,631		34.1%	27,933		21,491		30.0%
Other operating revenues	5		5		0.0%	40		32		25.0%

Total revenues	7,557	100.0%	5,636	100.0%	34.1%	27,973	100.0%	21,523	100.0%	30.0%
Cost of sales	4,437	58.7%	3,104	55.1%	42.9%	15,622	55.8%	11,843	55.0%	31.9%

Gross profit	3,120	41.3%	2,532	44.9%	23.2%	12,351	44.2%	9,680	45.0%	27.6%

Operating expenses	2,137	28.3%	1,845	32.7%	15.8%	8,692	31.1%	6,978	32.4%	24.6%

Operating income	983	13.0%	687	12.2%	43.1%	3,659	13.1%	2,702	12.6%	35.4%
Depreciation, amortization & other operative non-cash charges (2)	304	4.0%	226	4.0%	34.5%	1,092	3.9%	886	4.1%	23.3%

EBITDA (3)	1,287	17.0%	913	16.2%	41.0%	4,751	17.0%	3,588	16.7%	32.4%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.

(3) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.

February 25, 2009	Page 11

Mercosur Division

Expressed in million of Mexican pesos(1), figures of 2007 are expresed with purchasing power as of December 31, 2007 Financial figures include beer results

	4Q 08%	Rev	4Q 07%	Rev	%	4Q 08%	Rev	4Q 07%	Rev	%

Volume (million unit cases) (2)	177.0		142.6		24.1%	556.6		475.5		17.1%
Average price per unit case (2)	33.82		29.13		16.1%	34.11		29.16		17.0%

Net revenues	6,634		4,584		44.7%	20,870		15,079		38.4%
Other operating revenues (5)	111		52		113.5%	334		96		247.9%

Total revenues	6,745	100.0%	4,636	100.0%	45.5%	21,204	100.0%	15,175	100.0%	39.7%
Cost of sales	3,692	54.7%	2,512	54.2%	47.0%	11,789	55.6%	8,486	55.9%	38.9%

Gross profit	3,053	45.3%	2,124	45.8%	43.7%	9,415	44.4%	6,689	44.1%	40.8%

Operating expenses	1,823	27.0%	1,306	28.2%	39.6%	6,094	28.7%	4,344	28.6%	40.3%

Operating income	1,230	18.2%	818	17.6%	50.4%	3,321	15.7%	2,345	15.5%	41.6%
Depreciation, Amortization & Other operative non-cash charges (3)	150	2.2%	115	2.5%	30.4%	658	3.1%	441	2.9%	49.2%

EBITDA (4)	1,380	20.5%	933	20.1%	47.9%	3,979	18.8%	2,786	18.4%	42.8%

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results
(3) Includes returnable bottle breakage expense.
(4) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.
(5) Since november 2007, we integrated Complejo Industrial CAN, S.A. (CICAN) a can bottling facility in Argentina. Since June 2008, we integrated Minas Gerais (Remil) in Brazil.

February 25, 2009	Page 12

SELECTED INFORMATION

For the three months ended December 31, 2008 and 2007

Expressed in million of Mexican pesos. Figures of 2007 are expresed with purchasing power as of December 31, 2007

4Q 08

Capex	1,937.6

Depreciation	640.0

Amortization & Other non-cash charges	260.0

4Q 07

Capex	1,297.2

Depreciation	509.0

Amortization & Other non-cash charges	190.0

VOLUME

Expressed in million unit cases

	4Q 08					4Q 07

	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total

Mexico	212.8	9.9	48.1	12.1	282.9	216.2	10.4	43.0	2.6	272.2
Central America	30.4	1.4	-	2.4	34.2	30.6	1.4	-	1.9	33.9
Colombia	47.2	2.4	2.4	2.6	54.6	46.4	2.9	2.6	0.8	52.7
Venezuela	46.5	3.0	-	1.6	51.1	51.8	3.2	-	2.0	57.0
Latincentro	124.1	6.7	2.4	6.6	139.9	128.8	7.5	2.6	4.7	143.6
Brazil	111.8	6.5	-	3.1	121.4	80.8	5.6	-	1.3	87.7
Argentina	52.5	0.6	-	2.5	55.6	52.6	0.7	-	1.6	54.9
Mercosur	164.3	7.2	-	5.6	177.0	133.4	6.3	-	2.9	142.6

Total	501.2	23.8	50.5	24.3	599.8	478.4	24.2	45.6	10.2	558.4

(1) Excludes water presentations larger than 5.0 Lt
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations
(3) Still Beverages include flavored water

• Volume of Brazil, Mercosur division, and Consolidated for quarterly results includes tree months of Remil’s operation, accounting for 31.3 million unit cases.

SELECTED INFORMATION

For the twelve months ended December 31, 2008 and 2007

Expressed in million of Mexican pesos. Figures of 2007 are expresed with purchasing power as of December 31, 2007

YTD 08

Capex	4,802.1

Depreciation	2,528.0

Amortization & Other non-cash charges	893.0

YTD 07

Capex	3,682.1

Depreciation	2,050.0

Amortization & Other non-cash charges	898.0

VOLUME

Expressed in million unit cases

	4Q 08					4Q 07

	CSD	Water	Jug Water	Other	Total	CSD	Water (1)	Jug Water	Other	Total

Mexico	866.7	53.1	195.2	34.0	1,149.0	869.5	47.0	182.4	11.5	1,110.4
Central America	117.8	5.6	-	9.2	132.6	115.0	5.5	-	7.6	128.1
Colombia	172.4	9.9	9.8	5.8	197.9	173.3	11.0	10.8	2.7	197.8
Venezuela	188.7	11.9	-	6.1	206.7	189.0	11.8	-	8.2	209.0
Latincentro	478.9	27.4	9.8	21.1	537.2	477.3	28.3	10.8	18.5	534.9
Brazil	341.1	21.2	-	8.3	370.6	271.6	19.9	-	4.6	296.1
Argentina	176.7	2.4	-	6.9	186.0	172.6	1.7	-	5.1	179.4
Mercosur	517.8	23.6	-	15.2	556.6	444.2	21.6	-	9.7	475.5

Total	1,863.4	108.1	201.0	70.3	2,242.8	1,791.0	96.9	193.2	39.7	2,120.8

  Volume of Brazil, Mercosur division, and Consolidated for the twelve months results includes seven months of Remil’s operation, accounting for 66.1 million unit cases.

February 25, 2009	Page 13

December 2008
Macroeconomic Information

	Inflation (1)		Foreign Exchange Rate (local currency per US Dollar) (2)
	LTM	4Q 2008	Dec 08	Dec 07

Mexico	6.52%	2.53%	13.5383	10.8662
Colombia	7.67%	1.07%	2,243.59	2,014.76
Venezuela (3)	30.90%	7.48%	2.1500	2,150
Brazil	6.48%	1.17%	2.3370	1.7713
Argentina	7.24%	1.11%	3.4530	3.1490

(1) Source: Mexican inflation is published by Banco de México (Mexican Central Bank).
(2) Exchange rates at the end of period are the official exchange rates published by the Central Bank of each country.
(3) In Venezuela since January 1, 2008, the local currency is 'Bolivar Fuerte', 'Bolivar' the former currency, was divided by one thousand.

February 25, 2009	Page 14

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
(Registrant)

Date: February, 2009	By: /s/ HÉCTOR TREVIÑO GUTIÉRREZ
Name: Héctor Treviño Gutiérrez
Title: Chief Financial Officer